Exhibit 99.1

TMX, NYSE — HBM
2012 No. 12

Hudbay Discontinues Planned Offering of US$400,000,000 Senior Unsecured Notes

Toronto, Ontario, May 18, 2012 — HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) today announced that due to market conditions it is discontinuing the planned offering of US$400 million senior unsecured notes due 2020, which it had previously announced on May 14, 2012.

“Although the funding we were seeking was available to us, poor overall market conditions caused the proposed interest rate to exceed our cost of capital criteria,” said David Garofalo, Hudbay’s President and Chief Executive Officer. “We currently have a large cash balance with no debt, strong cash flow and available credit to help fund our development projects. The offering was one of a number of debt-financing alternatives we have been considering, including off-take linked project financing, and we will remain disciplined as we pursue these opportunities.”

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, our intention to complete the proposed offering and our expectations as to the use of proceeds from the offering.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business strategy, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.  The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, as well as the risks discussed under the heading “Risk Factors” in our most recent management’s discussion and analysis dated May 9, 2012.  Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal.  With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com